Exhibit 99.1

Silvercorp Announces Further Amendments to Meeting Proposal

VANCOUVER, BC, Sept. 30, 2026 /CNW/ -- Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) announces that the Company has approved a further variation to the special resolution (the "Amended Articles Resolution") concerning proposed amendments to the Company's Articles to be considered at the Company's annual general and special meeting of shareholders (the "Meeting") to be held on October 2, 2026 at 10:00 a.m. (Pacific time), as further described below. The proxy voting deadline has accordingly been extended to September 30, 2026 at 4:00 p.m. (Pacific time).

As described in the press release issued by the Company on September 22, 2026, the proposed amendments to the Articles include an initial set amendments that, if approved by shareholders, will be implemented immediately following the Meeting. These amendments include proposed amendments to Article 16, which sets forth the process by which shareholders may nominate individuals for election to the Board at a general meeting of shareholders. Among other things, the Company initially proposed to amend Article 16 to limit the amount of information the Company can require a nominating shareholder to provide in order for the Company to assess the independence of the director nominee. Following further deliberation, the Company has determined to amend Article 16 by removing the ability of the Company to request any information with respect to the proposed nominee other than the information specifically enumerated in Article 16, paragraph 4.

A redline showing the proposed amendments to be implemented immediately following the Meeting, including the amendment described, can be found under the Company's profile at www.sedarplus.ca (filed under the heading "Other Securityholder Documents" on September 29, 2026). The full text of the Amended Articles Resolution, as revised to reflect the proposed amendments described above, is set forth below:

"BE IT RESOLVED as a special resolution that:

1.	The Company be and is hereby authorized and directed to amend the current Articles of the Company in the manner set forth in draft Articles filed with the Canadian Securities Administrators at www.sedarplus.ca on September 29, 2026.
2.	Subject to the Company determining to list the common shares of the Company on the Main Board of the Hong Kong Stock Exchange (the "Hong Kong Listing"), the Company be and is hereby authorized (but not required) to replace the current Articles of the Company with the Amended Articles as set out in Schedule "1" to the management proxy circular of the Company dated August 12, 2026 (updated to reflect the changes in paragraph 1) concurrently with or shortly before completion of the Hong Kong Listing.
3.	Any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to take all necessary steps and proceedings, including filing of such documents and taking such further actions that may be necessary to effect the amendment to the current Articles; to execute, or cause to be executed, and to deliver or cause to be delivered all such other documents and instruments; and to do or to cause to be done all such other acts and things, as such director or officer the Company may consider to be necessary or desirable to carry out the intent of the foregoing resolutions, such necessity or desirability to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions."

The Board of Directors of the Company recommends that Shareholders vote IN FAVOR of the Amended Articles Resolution, if they have not already done so, ahead of the proxy voting deadline on September 30, 2026 at 4:00 p.m. (Pacific time).

Proxies and voting instructions previously submitted will remain valid. A shareholder who has already voted and wishes to change their vote may submit a new proxy or voting instruction form before the extended deadline by following the instructions in the Circular and the proxy or voting instruction form included therewith. A properly submitted later-dated proxy or voting instruction will replace the shareholder's earlier instructions, provided it is received before the extended voting deadline.

The Company has retained Laurel Hill Advisory Group ("Laurel Hill") to act as its proxy solicitation agent and shareholder engagement manager in connection with the Meeting. Laurel Hill will receive a fee of $30,000 for its services, plus reimbursement of reasonable out-of-pocket expenses. The Company has agreed to indemnify Laurel Hill against certain liabilities arising from its engagement. All costs associated with the solicitation of proxies will be borne by the Company. Proxies may be solicited by mail, telephone, email, internet or other means of communication by Laurel Hill and by directors, officers and employees of the Company.

Shareholder Questions & Assistance

Shareholders who have questions about the Meeting or require assistance voting may contact Laurel Hill toll-free in North America at 1-877-452-7184, by collect call outside North America at 416-304-0211, or by email at assistance@laurelhill.com.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long-life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver, President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things, without limitation, statements regarding the Hong Kong Listing and statements regarding the benefits and implementation of the proposed amendments to the Articles. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Auro Metals Inc.; and the other risk factors described in the Company's latest 40-F/Annual Information Form, and Management's Discussion and Analysis, each under the heading "Risk Factors" available on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

CAUTIONARY NOTE TO US INVESTORS
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of Mineral Reserves and Mineral Resources, may not be comparable to similar information disclosed by United States companies subject to the disclosure requirements of the SEC.

A comprehensive discussion of risks that impact Silvercorp, and additional information relating to the Company including Silvercorp's Annual Information Form can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 08:00e 30-SEP-26